UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Press Release dated January 4, 2017 titled “Arcos Dorados announces Key Appointments”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: January 4, 2017

Item 1

FOR IMMEDIATE RELEASE

Arcos Dorados Announces Key Appointments

- Mariano Tannenbaum Appointed Chief Financial Officer -

- Dan Gertsacov Appointed Chief Marketing and Digital Officer -

Montevideo, Uruguay, January 4, 2017 – Arcos Dorados (NYSE: ARCO) (“Arcos Dorados” or the “Company”), the world’s largest McDonald’s franchisee operating in 20 countries in Latin America and the Caribbean, today announced the appointment of Mariano Tannenbaum as Chief Financial Officer and Dan Gertsacov as Chief Marketing and Digital Officer.

Mr. Tannenbaum’s appointment is effective on February 1, 2017 and he succeeds José Carlos Alcantara, who has decided to take on new personal and professional endeavors.

Mr. Tannenbaum brings substantial experience as a financial executive, and has held various senior corporate positions at Arcos Dorados since joining the firm in 2008, the most recent being Senior Director of Corporate Finance. In this role, he was responsible for business planning and development, as well as management of the Company’s financing structures.

Previously, Mr. Tannenbaum had an extensive international career in Europe and the United States, working as a Managing Director at the IFG Group in Switzerland and Senior Treasury Manger at Tyco International. Earlier in his career he worked at Sabre Holdings in London. He also worked for an economic consulting group in Argentina, and the Argentine government as part of the Ministry of Treasury and Public Finances. Mr. Tannenbaum holds a BA in Economics from the Universidad de Buenos Aires, a Masters in Finance from the Universidad Torcuato Di Tella and an MBA from the London Business School.

“Mariano has been instrumental in the oversight of the Company’s financial management over recent years, and has leveraged strong regional and international relationships with the financial community to execute a number of innovative financings. Mariano’s deep financial expertise will be invaluable as we continue to capitalize on the long-term growth opportunity for the McDonald’s brand in Latin America. We wish José Carlos the very best in his new endeavors and thank him for his service to the Company,” said Sergio Alonso, Chief Executive Officer of Arcos Dorados.

In addition, Dan Gertsacov has been promoted to Chief Marketing and Digital Officer and replaces Raúl Mandía, Vice President of Marketing, who has decided to pursue new opportunities after 25 years of working in the McDonald's system.

Mr. Gertsacov joined the Company in 2014 as Chief Digital Officer, responsible for designing and implementing the Company’s digital strategy. His previous positions include Google’s Head of New Markets in Latin America and the Caribbean, and Univision Networks’ Vice President of New Business. He holds a BA from the University of Richmond and an MBA from Harvard Business School.

“Arcos Dorados’ presence in the digital space is crucial to the ongoing success of the McDonald's brand in the region. Dan has the necessary experience to implement the Company’s strategy to elevate the customer experience through the introduction of innovative technologies. We would like to thank Raúl for his substantial contributions and wish him the best for the future,” Mr. Alonso said.

About Arcos Dorados

Arcos Dorados is the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises over 2,100 McDonald’s-branded restaurants with over 90,000 employees and is recognized as one of the best companies to work for in Latin America. Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir

Investor Relations Contact
Daniel Schleiniger

Vice President Corporate Communications &

Investor Relations

Arcos Dorados
daniel.schleiniger@ar.mcd.com

+54 11 4711 2287
www.arcosdorados.com/ir

Or

Media Contact
MBS Value Partners
Katja Buhrer, +1 917-969-3438
katja.buhrer@mbsvalue.com